2003
SECOND QUARTER REPORT
BENGUET CORPORATION
AND SUBSIDIARIES

The second quarter of 2003 was a good quarter for mining activities as the Masinloc Chromite Operations (MCO), the Acupan Contract Mining Project (ACMP), and the Irisan Lime Project (ILP) all reported profitable operations. Benguet Management Corporation reduced its losses this quarter from the comparable period in 2002 with the Foundry Division selling higher casting volume this year. Benguetrade, Inc. landed a P1.5 million-contribution pipeline- rerouting project, while Arrow Freight Corporation won the bidding for a major logistics services contract. Benguet Corporation signed a contract with the local government of Kalilangan, Bukidnon to officially start on August 1, 2003 the 15-year operation by the Company of the town's water system.

CONSOLIDATED RESULTS

Consolidated net loss for the second quarter of 2003, mainly representing caretakership cost of suspended operations and accrued interest expense, amounted to P74,300,000 (US$1,383,000) or P0.65 (US$0.012) per share, compared to the loss of P58,700,000 (US$1,165,000) or P0.51 (US$0.010) per share in the same quarter of 2002. The negative variance was attributable to higher foreign exchange losses and the absence of VAT credit income this quarter. For the six-month period, consolidated net loss amounted to P151,000,000 (US$2,812,000) or P1.32 (US$0.025) per share, 14% higher in peso and 7% in dollars than the loss of P132,900,000 (US$2,637,000) or P1.16 (US$0.023) per share in the same period last year.

Operating revenues improved to P53,900,000 (US$1,004,000) this quarter from operating revenues of P51,400,000 (US$1,019,000) in the same quarter in 2002. For the six-month period, operating revenues increased to P132,300,000 (US$2,464,000) from P84,000,000 (US$1,667,000) for the same period in 2002.

MINING OPERATIONS

The Masinloc Chromite Operation (MCO) generated net earnings of P3,700,000 (US$69,000) this quarter, compared with the net earnings of P3,600,000 (US$70,700) for the same quarter in 2002. For the six-month period, net earnings amounted to P6,800,000 (US$128,000), compared with the net earnings of P2,400,000 (US$47,000) for the same period in 2002. Shipment volume for the quarter and for the six-month period aggregated 2,670 tonnes and 7,510 tonnes this year, compared with the 4,689 tonnes and 6,208 tonnes shipped for the same period in 2002.

The Acupan Contract Mining Project (ACMP) generated net earnings of P1,800,000 (US$33,000) this quarter and net earnings for the six-month period amounted to P2,800,000 (US$52,000). This quarter, ACMP milled a total share of 1,029 tonnes of ore grading 17.3 grams gold per tonne, producing 546.28 ounces gold. Production volume for the six-month period totaled 958 ounces of gold from the milling of 2,011 tonnes of ore containing 17.51 grams of gold per tonne. A similar community mining approach will be established in the Antamok area.

Your Company's Irisan Lime Project (ILP) generated net earnings of P400,000 (US$8,000), 20% lower than for the same quarter in 2002. ILP generated net earnings of P600,000 (US$12,000) for the first six months of the year, compared with the net earnings of P500,000 (US$9,000) for the same period last year.

EXPLORATION, RESEARCH AND DEVELOPMENT

In the Kingking prospect, your Company concluded the first phase field evaluation of the epithermal gold deposit found in the northeastern portion of the Kingking tenement. The Exploration Group mapped and sampled approximately 100 hectares that included 42 medium/small scale tunnels with a total length of 3.5 kilometers, 6.3 kilometers of creeks and road-cuts, and 3.4 kilometers of gridlines. Reports are being finalized and initial assays turned in 5.0 grams/tonne to as high as 33.0 grams/tonne gold.

The Exploration and Mining Groups are also updating the pre-feasibility studies on the oxide ore portion of the Kingking copper-gold porphyry deposit.

Your Company continues to pursue talks with foreign investors to develop this copper-gold claim, one of the country's top properties lined up for development.

WATER RESOURCE DEVELOPMENT

Your Company has completed the technical studies for the 50- and 75-MLD options to supply bulk water to Baguio City. Financial advisers are

currently evaluating BenguetCorp's assets to be used for the project. This is to determine the corporate and transactional structures that will maximize the project's returns to your Company and its attractiveness to lenders and equity investors, while assuring the affordability of the supplied water to consumers. Your Company's technical consultants, on the other hand, continue to develop a 100-MLD option in a supplementary study. This is being done while the Baguio Water District (BWD) conducts its own additional studies for the bulk water bidding as recommended by the BOT Center. As it is, BWD's preparation of the terms of reference for the bidding is already much delayed, with the same to be released at the earliest before the end of the 4th quarter.

For the Bukidnon Water Project, your Company signed last July 2 the Amended Lease Agreement for the operation of the Kalilangan Water System. BenguetCorp will officially start operation on August 1, 2003, for a period of 15 years. On June 15, 2003, additional well development activities for Well No. 1 of the Cabanglasan Water System were completed. In spite of this, the yield of the well did not improve to design expectation and the project consultants have recommended the exploration and testing of other water sources, and the deferment of all detailed design and construction activities.

LAND DEVELOPMENT

Your Company's latest subdivision project, Woodspark Rosario in Rosario, La Union has been granted a Development Permit by the Sangguniang Bayan of Rosario. The subdivision survey is being completed for submission to the Housing and Land Use Regulatory Board (HLURB) for the issuance of a license to sell. A field marketing office has been set up in the area to provide information and service to potential lot buyers. Woodspark Rosario targets to fulfill the housing needs of the families of overseas contract workers, municipal personnel and other government agency employees in Rosario.

The Benguet Mines Tourism Village (BMTV) reported revenues of P1,500,000, a 52% increase from the same period last year. It registered a total of 9,804 visitors, representing a 38% increase from previous year's volume of 7,102 visitors during the same period. BMTV succeeded in conducting presentations and distribution of promotional materials during the convention of the National Prosecutors League of the Philippines, the First Youth For Environment Summer Camp 2003, the 50th National Rural Bankers Association of the Philippines Annual Convention, and hosted the Summer Lucky Visitors 2003.

BENGUET MANAGEMENT CORPORATION

Benguet Management Corporation (BMC), a 100% owned subsidiary, and its subsidiaries reported a consolidated net loss of P14,000,000 (US$262,000) this quarter and P25,500,000 (US$476,000) for the six-month period of 2003, compared with the loss of P15,200,000 (US$301,000) and P25,100,000 (US$498,000) for the respective periods in 2002. The Foundry Division sold higher tonnage this year and reduced its loss to P21,000,000 this quarter, from P33,000,000 for the same quarter in 2002.

During the quarter, Benguetrade, Inc. (BTI), the trading subsidiary of BMC, was able to secure the slurry discharge by-pass line-rerouting project of a coal-fired power plant requiring a nine-month completion period. This project, along with a conveyor assembly order solicited from a distillery plant, conveyor frames for a coal-fired power plant, and various screens for your Company's chromite operation in Zambales has increased BTI's orders backlog to P 2.5 million in contribution margin. For the coming quarters, BTI will be working on a brewery's fumes scrubber pilot project, a coal fired power plant's belt cleaner and wear resistant plates requirement, expansion joints for a geothermal plant, multi-media filter and waste water treatment equipment and supplies for a distillery and various steel casting products, equipment parts and pumps for a sugar central and a coal mining firm.

Arrow Freight Corporation (AFC) obtained this quarter its ISO 9001:2000 certification and likewise won the bidding for the logistics requirements of Ginebra San Miguel, Inc.'s Lucena plant. These twin accomplishments bode well for the improvement of AFC's marketing effectiveness and revenue generation, which of late has been adversely affected by lackluster activity in the manufacturing sector, AFC's main source of revenues.

DEBT REPAYMENT PLAN



On June 11, 1999, your Company reached an agreement with its creditor-banks on the repayment of its outstanding loans. A Term Sheet

was signed extending the maturity of your Company's loan up to June 30, 2000, with automatic renewal every anniversary date up to the year 2002, upon payment of annual interest. Your Company was able to settle major portions of the interest due on June 30, 2000 through a combination of
cash and Tax Credit Certificate (TCCs). For June 30, 2001 and June 30, 2002, your Company wrote the banks and offered to settle the annual interest due on 2001 and 2002 via TCCs. A majority of the banks indicated their acceptance but your Company deferred payment of the maturing principal due on June 30, 2002. In its letter to the banks dated October 3, 2002, your Company requested for additional time to settle its obligations pending its formal entry into the Baguio Bulk Water Project. As of June 30, 2003, your Company's loans subject to the repayment plan amounted to P1,672,000,000 (US$31,127,000), plus interest.

ASSET DISPOSAL

Your Company's asset disposal activities this quarter generated P3,039,887 (US$57,000) from the sale of non-performing assets in the form of equipment, materials and supplies, and scrap materials. For the six-month period, total disposal sales amounted to P5,339,887 (US$99,000).

VALUE-ADDED TAX CLAIMS

The Bureau of Internal Revenue and Department of Finance have so far favorably granted your Company tax credit certificates of P578 million. As of June 30, 2003, the balance of your Company's claims awaiting administrative and judicial review for direct exports and gold sold to the BSP amount to P54 million and P203 million, respectively, or a total of P257 million.

OUTLOOK

In the third quarter of 2003, Benguet Corporation will step into its new role as water utility operator with the start of the Company's 15-year operation of the Kalilangan water system. This project, although modest by Company standards, marks a new beginning in your Company's history as its first commercial water supply and distribution venture, in line with the company vision to be a total natural resource development company. Another relatively new project, the Acupan Contract Mining Project, which features a non-traditional approach to mining, has started reporting profits and its operation will only improve in time with constant fine-tuning and expansion. The Baguio bulk water project is encountering delays yet again, particularly in the preparation of the terms of reference for the bidding. Your Company, as in the past, will maintain a proactive stance in pushing the implementation of this project with various government agencies, even as it further strengthens its own bid proposal. Finally, your Company will continue to evaluate its diverse markets for chromite and other minerals, foundry castings, industrial equipment and supplies, and freight services and warehouse management, and seek new opportunities that will provide stability and growth to its various business units.

BENJAMIN PHILIP G. ROMUALDEZ
President & Chief Executive Officer

BENGUET CORPORATION
and Subsidiaries
Consolidated Results of Operations
In Thousands (Except Per Share Data)
(Unaudited)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
PHILIPPINE PESOS	**2003**	**2002**	**2003**	**2002**
Operating Revenue	**P 53,900**	P 51,400	**P132,300**	P 84,000
Operating Profit (Loss)	**(16,300)**	(18,500)	**(23,000)**	(29,400)
Other Income (Expenses) – Net	**(58,000)**	(40,200)	**(128,000)**	(103,500)
Net Income (Loss)	**(P 74,300)**	(P 58,700)	**(P151,000)**	(P132,900)
Earnings (Loss) Per Share (a)	**(P0.65)**	(P0.51)	**(P1.32)**	(P1.16)
US DOLLARS (b)				
Operating Revenue	**$ 1,000**	$1,019	**$2,464**	$1,667
Operating Profit (Loss)	**(304)**	(367)	**(428)**	(584)
Other Income (Expenses) – Net	**(1,080)**	(798)	**(2,383)**	(2,053)
Net Income (Loss)	**($ 1,383)**	($1,165)	**($2,812)**	($2,637)
Earnings (Loss) Per Share (a)	**($0.012)**	($0.010)	**($0.025)**	($0.023)

(a) Earnings per share are based on the weighted average number of common shares outstanding of 114,112,535 in 2003 and 2002.

(b) Benguet is a Philippine corporation and its books of accounts are kept in Philippine pesos. US Dollar figures are shown purely for convenience and were computed based on the interbank guiding rate at June 30 of P53.76 to US$1.00 in 2003 (P50.418 to US$1.00 in 2002).

BenguetCorp

Bulk Pre-Sorted 1st Class Postage Paid at Makati CPO under Permit No. PS 188-98 NCR dated July 21, 1998

2003 SECOND QUARTER REPORT